FORM 6-K/A
                               (Amendment No. 1)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  August 4, 2003                   By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                             PeakSoft Multinet Corp.

                           2003 Second Quarter Report

                          Period Ending March 31, 2003

                             Amended August 4, 2003

August 4, 2003


Dear Shareholders;

We are filing this amended report in order to comply with the requirements of the Ontario Securities Commission.

A lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition transaction.

This continues to be a crucial time for the Company. The Company is current with all of its required financial filings in both Canada and the United States.
Subsequent to the end of the period, the Company prepared and is filing applications to the applicable Canadian Securities Commissions for revocation of the cease trade orders that were issued in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing.

During the quarter, 4 creditors forgave an aggregate of CDN $230,716 debt that the Company recognized during the last quarter. These creditors are comprised of our 3 current directors and 1 previous director. The debt was for the services they have provided to the Company. This debt was subject to applicable regulatory and shareholder approval. None of our current directors or the one previous director has ever received any payment for their services as directors of the Company.

Originally, it was anticipated that this debt would to be paid in cash. However, the aforementioned directors entered into Debt Conversion Agreements with the Company in May, June and October of 2002 to convert their aggregate debt to 887,368 common shares at CDN $0.26 per share when it became apparent that the Company would not have the anticipated funds available to pay this debt in cash.

The agreements entered into in May and June of 2002, were dated for reference 1 August 2001. The agreement entered into in October 2002 is dated for reference 3 October 2002. In October 2002 the board passed resolutions ratifying all of the Debt Conversion Agreements. In accordance with the terms of the Debt Conversion Agreements and other understandings with the significant creditors, the issuance of common shares in exchange for debt is conditional upon the Company's obtaining the necessary shareholder and regulatory approval contemporaneously with a merger/acquisition and a fresh financing. With the forgiveness of this debt, the respective Debt Conversion Agreements were canceled during the quarter. Also the debt conversion disclosed in note 12. Subsequent Events (b) of our 2002 Year End whereby CDN$461,874 of debt was being converted to 1,776,437 common shares at CDN$0.26 was canceled.

It is currently anticipated that the Company will have 26,970,884 shares outstanding with the approval and the subsequent issuance of shares pursuant to the remaining Debt Conversion Agreements.
I would like to correct a typographical error that appeared in the President's Letter to the Shareholders in our 3rd. Quarter 2002 Report. My letter erroneously stated that Ms. Jesyka Anne Clarkson had been named as a "Director and Secretary" to fill the casual vacancy created by Colin Morse's resignation from the Board. Ms. Clarkson was only named as a Director. She is not now or ever has been Secretary of the Company

Currently, the Company is focusing upon merger/acquisition activities and believes that we will be able to secure opportunities for the Company in the near future.

Sincerely yours,


/s/ Timothy W. Metz
Timothy W. Metz
Chairman and Chief Executive Officer
August 4, 2003

SECOND QUARTER REVIEW

Overall operating expenses increased from CDN $143,340 for the quarter ended March 31, 2002 to CDN $151,728 in the comparable quarter in 2003, an increase of 5.85%, mainly due to the recognition of legal fees prepaid in a prior period. Loss for the second quarter decreased from CDN $233,062 for the quarter ended March 31, 2002 to CDN $10,733 in the comparable quarter in 2003, a decrease of 95.39%, largely due to the forgiveness of CDN $230,716 in debt from one former and three current corporate directors.

General and administrative expenses increased from CDN $143,340 for the quarter ended March 31, 2002 to CDN $151,728 in the comparable period in 2003. This increase of 5.85% is primarily due to the recognition of legal fees prepaid as retainers in a prior period.

Selling and marketing expenses remained at CDN $0 for the quarter ended March 31, 2003 as it was in the comparable period in 2002. This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Amortization remained at CDN$0 for the quarter ended March 31, 2003. No new fixed assets where acquired.

Research and development expenses remained at CDN$0 for the quarter ended March 31, 2003. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

The loss per common share decreased from CDN $0.06 per share for the quarter ended March 31, 2002 to CDN$0.00 per share in the comparable period in 2003. This decrease in loss is largely due to the debt forgiveness by the directors.

SIX-MONTH REVIEW

Overall operating expenses increased from CDN $280,486 for the six months ending March 31, 2002 to CDN $494,097 in the comparable period in 2003, an increase of 76.16%. This increase was largely due to the recognition, in the 1st. quarter 2003, of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal fees prepaid in a prior period. These creditors forgave this debt during the 2nd. quarter of 2003. Loss for the six months decreased from CDN $461,890 for the six months ended March 31, 2002 to CDN $444,818 in the comparable period in 2003. This 3.7% decrease was largely due to a decrease in expenses.

General and administrative expenses increased from CDN $280,486 for the six months ended March 31, 2002 to CDN $494,097 in the comparable period in 2003, an increase of 76.16%. This increase was largely due to the recognition, in the 1st. quarter 2003, of a one time debt of CDN $230,716 to one former director and the current directors plus the recognition of legal fees prepaid in a prior period. These creditors forgave this debt during the 2nd. quarter of 2003.

Selling and marketing expenses remained at CDN $0 for the six months ended March 31, 2003 as it was in the comparable period in 2002.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the six months ended March 31, 2003 as it was in the comparable period in 2002. This was primarily due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN$0 for the six months ended March 31, 2003. No new fixed assets where acquired.

The loss per common share remained at CDN $0.12 per share for the six months ended March 31, 2003 as it was in the comparable period in 2002.

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2003 and 2002

----------------------------------------------------------------------------------------------
                                                       Quarter         Quarter        Year
                                                        Ended           Ended        Ended
                                                       31 March        31 March     30 Sept.
                                                         2003            2002         2002
                                                          $               $            $
----------------------------------------------------------------------------------------------
Assets

          Current Assets:

          Cash                                               571             2,092     48,043
          Accounts receivable                                589               406        578
          Prepaids and deposits                           11,592            16,287     16,810
----------------------------------------------------------------------------------------------
                                                          12,752            18,786     65,431
==============================================================================================


Liabilities and Shareholders' Equity

          Current liabilities:

          Accounts Payable and Accrued Liabilities     3,176,276         2,408,123  2,818,615
          Notes Payable                                3,350,660         3,350,660  3,316,182
          Deferred funds received (see Note 7)            75,000                       75,000
                                                      ----------------------------------------
                                                       6,601,936         5,758,783  6,209,797
                                                      ----------------------------------------

          Shareholders' Equity:

          Share capital                                9,019,271         9,019,271  9,019,271

          Accumulated deficit                         15,608,455        14,759,268 15,163,637
                                                      ----------------------------------------
                                                      (6,589,185)       (5,739,997)(6,144,366)
----------------------------------------------------------------------------------------------
                                                          12,752            18,786     65,431
==============================================================================================

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
Six Months Ended March 31, 2003 and 2002

---------------------------------------------------------------------------------------------------
                                                 Quarter     Quarter      Six Months  Six Months
                                                  Ended       Ended        Ended       Ended
                                                 March 31,   March 31,    March 31,   March 31,
                                                  2003        2002         2003        2002
                                                    $           $            $           $
---------------------------------------------------------------------------------------------------
Sales                                                -              -              -             33

Cost of goods sold                                   -              -              -              -

---------------------------------------------------------------------------------------------------
                                                     -              -              -             33
Operating Expenses:
          General and administration           151,728        143,340        494,097        280,486
          Selling and marketing                      -              -              -              -
          Research and development                   -              -              -              -
          Amortization                               -              -              -              -
          ------------------------------------------------------------------------------------------
                                               151,728        143,340        494,097        280,486

---------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted         (151,728)      (143,340)      (494,097)      (280,453)

Interest on short-term notes                   (89,722)       (89,722)      (181,437)      (181,437)

Debt settlement with creditors                 230,716              -        230,716              -


---------------------------------------------------------------------------------------------------
Earnings (loss) from operations                (10,733)      (233,062)      (444,818)      (461,890)


---------------------------------------------------------------------------------------------------
Loss                                            10,733        233,062        444,818        461,890

Accumulated deficit, beginning of period    15,597,722     14,526,206     15,163,637     14,297,378

---------------------------------------------------------------------------------------------------
Accumulated deficit, end of period          15,608,455     14,759,268     15,608,455     14,759,268
===================================================================================================


Loss per common share                             0.00           0.06           0.12           0.12

Shares Outstanding                           3,830,974      3,830,974      3,830,974      3,830,974

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2003 and 2002

---------------------------------------------------------------------------------------------
                                                 Quarter     Quarter    Six Months  Six Months
                                                 Ended       Ended       Ended        Ended
                                                 March 31,   March 31,   March 31,   March 31,
                                                 2003        2002        2003         2002
                                                   $           $           $            $
---------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
          Net earnings (loss)                   (10,733)    (233,062)   (444,818)   (461,890)
          Items not involving cash:
               Amortization                           -           -           -            -

          Change in non-cash operating           10,767     263,244     397,346      433,047
               working capital
          -----------------------------------------------------------------------------------
                                                    (34)    (30,182)    (47,472)     (28,843)
          -----------------------------------------------------------------------------------


Financing:
          Issuance of notes payable                          30,000                   30,000
                                                                                           -
          -----------------------------------------------------------------------------------
                                                      -      30,000           -       30,000
          -----------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
Increase (decrease) in cash position                (34)       (182)    (47,472)       1,157

Cash, beginning of period                           605       2,274      48,043          935

---------------------------------------------------------------------------------------------
Cash, end of period                                 571       2,092         571        2,092
=============================================================================================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Period ended 31 March 2003 and 2002
(Unaudited - See Notice to Reader)


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facility.

1.  Continuing operations:

    These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.  Significant accounting policies:

    (a)  Principles of  consolidation:
         The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiary, PeakSoft Multinet Corp., USA. All significant inter-company transactions and balances have been eliminated on consolidation.

    (b)  Revenue  recognition:
         Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

    (c)  Foreign currency  translation:
         Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

    (d)  Research and  development:
         Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

    (e)  Use  of  estimates:
         The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Period ended 31 March 2003 and 2002
(Unaudited - See Notice to Reader)


        of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

    (f) Financial  instruments:
         The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

3.  Notes payable:

                                                                                Period                  Period
                                                                                Ended                   Ended
                                                                                March 31, 2003          March 31, 2002
                                                                                     $                  $
                                                                                --------------------------------------
      Notes payable bearing interest at 12% per annum
      with interest paid quarterly, and specific repayment terms.               3,350,660                3,350,660
                                                                                ======================================

4.    Share capital:

      Authorized:

      Unlimited voting common shares without par value

                                                  Shares       Amount
                                                     #            $
                                               -----------------------

      Issued:
Balance, 01 October 1994                          82,036       94,580
Issued amount year ended 30 September 1995:
      Issued to founders                         293,018            -
      Issued for cash                            324,287      948,865
      Issue for services and technology           19,407       45,700
      Less share issuance costs                        -     (193,278)
Issued amount year ended 30 September 1996:
      Issued for cash                            143,893      667,500
      Issued for services and technology         213,026    1,835,537
Issued amount year ended 30 September 1997:
      Issued for cash                            443,158    2,496,498
      Issued for services and technology          11,855       75,969
      Less share issuance costs                        -     (191,916)
Issued amount year ended 30 September 1998:
      Issued for cash                            211,497      623,281
Issued amount year ended 30 September 1999:
      Issued for cash                          2,052,743    2,981,847
      Less share issuance costs                        -     (429,128)
Issued amount year ended 30 September 2000:
      Issued for services                         36,054       63,816
                                               -----------------------
Balance, 31 March 2003 and 2002                3,830,974    9,019,271
                                               =======================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Period ended 31 March 2003 and 2002
(Unaudited - See Notice to Reader)


5.  Fair value of financial instruments:

    The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

    (a)  Short-term  financial  assets and  liabilities:
         The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

    (b)  Long-term  financial  liabilities:
         The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see Note 5).

6.    Loss per common share:

      Loss per common share is based on the weighted average number of common shares outstanding during the year.

7.    Related party transactions:

      The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:

                                                         Period           Period
                                                         Ended            Ended
                                                         March 31, 2003   March 31, 2002
                                                            $                 $
                                                           USD               USD
                                                         -------------------------------

      Salaries to directors and officers (accrued)         125,628          119,874
      Benefits to directors and officers (accrued)           9,000            9,000
      Interest accrued on notes due to a shareholder       121,260          121,261

    (a)  Deferred Funds Received:
         At the end of the fiscal year of 30 September 2002, the Company had deferred funds of $75,000 from an investor company. The funds were advanced in anticipation of a merger with PeakSoft Multinet Corp. With the authority of funding company, the funds were used by PeakSoft to pay the expenses related to the anticipated merger over the last two quarters. In April, PeakSoft received an additional $7,500 from the investor company to be used for merger related expenses.

         As PeakSoft Multinet Corp. has limited resources available to fund its ongoing activities, including the completion of its outstanding filings and its preparations for the proposed merger, the investor company is advancing funds to the PeakSoft to assist with the performance of these obligations. As security for the advanced funds, a director and officer of PeakSoft has agreed, pursuant to an agreement governed in accordance with the laws of the State of Washington, USA, to pledge all securities in PeakSoft, currently owned by the director and officer, as collateral. Under the terms of the agreement, the investor company will be entitled to realize on the collateral if PeakSoft does not return the advanced funds to the investor.

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the two parties.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Period ended 31 March 2003 and 2002
(Unaudited - See Notice to Reader)


8.    United States GAAP reconciliation:

      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

      (a)   Loss and loss per share:
                                                  Period          Period
                                                  Ended           Ended
                                                  March 31, 2003  March 31, 2002
                                                    $               $
                                                  ------------------------------

      Loss in accordance with Canadian GAAP           (444,818)       (461,890)
      Difference in accounting for acquired
      Research and development (note d)                      -               -
                                                  ------------------------------
      Loss in accordance with United States GAAP      (444,818)       (461,890)
                                                  ------------------------------

      Loss per common share                             $ 0.12          $ 0.12
                                                  ==============================
      Weighted average number of shares used
      for calculation                                3,830,974       3,830,974
                                                  ==============================

    (b)  Balance sheet:
         The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                    31 March 2003            31 March 2002
                             Canadian   United States   Canadian   United States
                               GAAP         GAAP          GAAP         GAAP
                                 $            $             $            $
                            ----------------------------------------------------
      Accumulated deficit   15,608,455    14,786,226   14,759,268   13,937,039
                            ====================================================

    (c)  Statement of cash flows:
         Cash used in operations and cash provided by financing activities would decrease by $822,229 for the quarter ended 31 March 2003 and $822,229 for the comparable period in 2002.

    (d)  Research and development:
         In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

    (e)  Stock based compensation:
         The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in the Quarter ended 31 March 2003 and in comparable periods in 2002 - nil and 2000 - nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Period ended 31 March 2003 and 2002
(Unaudited - See Notice to Reader)


         The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States

         GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

    (f)  Taxation:
         For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases.


                                              Period              Period
                                              Ended               Ended
                                              March 31, 2003      March 31, 2002
                                                    $                  $
                                              ----------------------------------

            Loss - as reported                  444,818              461,890
            Loss - stock option value adjusted        -                    -
            Loss per common share - as reported    0.12                 0.12

            Loss per common share - adjusted       0.12                 0.12

            The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                              Period              Period
                                              Ended               Ended
                                              March 31, 2003      March 31, 2002
                                                    $                  $
                                              ----------------------------------

            Expected dividend yield                  0%                   0%
            Expected stock price volatility         n/a                  n/a
            Risk-free interest rate                 n/a                  n/a

            Expected life of options                n/a                  n/a

            Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has deferred tax assets of approximately $8,500,000 (2001 - $7,150,000, 2000 - $6,500,000 and 1999 -
            $5,000,000) arising from losses carried forward. The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements

Period ended 31 March 2003 and 2002
(Unaudited - See Notice to Reader)


9.  Commitments:

    There are no other commitments outstanding not already reported elsewhere in these notes to the financial statements.

10. Income taxes:

    The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,200,000 in the United States and CDN $7,700,000 in Canada.

11. Subsequent Events:

    Subsequent to the close of the period, the Company filed applications with the Alberta Securities Commission, the British Columbia Securities Commission and the Ontario Securities Commission for revocation of the cease trade orders that had been issued against the Company in March 2002 due to its having been delinquent in the making of its financial filings. These filings could not be made due to the financial hardship that the Company was experiencing.

    On July 24, 2003 the Alberta Securities Commission issued an order granting the Company a partial revocation of the Cease Trade Order that it had issued in March 2002.


12. Comparative figures:

    Certain of the comparative amounts have been reclassified to conform to the financial presentation adopted in the current fiscal year.








  This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419           Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX Venture Exchange under symbol PKS.


Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President